UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       (UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934)


                              RADIOTOWER.COM, INC.
--------------------------------------------------------------------------------

                 (Name of Small Business Issuer in its charter)


                 Incorporated in the State of Nevada                                    91-1921581
    --------------------------------------------------------------          ------------------------------------
    (State or other jurisdiction of incorporation or organization)          (I.R.S. Employer Identification No.)



        322 - 425 Carrall Street, Vancouver, British Columbia                             V6B 6E3
    --------------------------------------------------------------          ------------------------------------
               (Address of principal executive offices)                                  (Zip Code)

Issuer's telephone number  (604) 605-1357


Securities to be registered pursuant to Section 12(b) of the Act:

                  TITLE OF EACH CLASS                            NAME OF EACH EXCHANGE ON WHICH REGISTERED

                                  None                                                       N/A
                      ------------------------------                             ----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock - $0.001 par value
 -------------------------------------------------------------------------------
                                (Title of Class)

                               RADIOTOWER.COM, INC.

                                TABLE OF CONTENTS

PART I                                                                                                         Page
------                                                                                                         ----

     Item 1.   Description of Business...........................................................................3
               (a)  Business Development.........................................................................3
               (b)  Business of RadioTower.......................................................................3
     Item 2.   Plan of Operation.................................................................................5
     Item 3.   Description of Property...........................................................................6
     Item 4.   Security Ownership of Certain Beneficial Owners and Management....................................6
               (a)  Security Ownership of Certain beneficial Owners..............................................6
               (b)  Security Ownership of Management.............................................................7
               (c)  Changes in Control...........................................................................7
     Item 5.   Directors, Executive Officers, Promoters and Control Persons......................................7
               (a)  Identify Directors and Executive Officers....................................................7
               (b)  Identify Significant Employees...............................................................8
               (c)  Family Relationships.........................................................................8
               (d)  Involvement in Certain Legal Proceedings.....................................................8
     Item 6.   Executive Compensation............................................................................8
     Item 7.   Certain Relationships and Related Transactions....................................................9
               (a)  Relationships with Insiders..................................................................9
               (b)  Transactions with Promoters..................................................................9
     Item 8.   Description of Securities.........................................................................9
               (a)  Common or Preferred Stock....................................................................9
               (b)  Debt Securities.............................................................................10
               (c)  Other Securities to be Registered...........................................................10

PART II

     Item 1.   Market Price of and Dividends on RadioTower's Common Equity and Related Stockholder Matters.......10
               (a)  Market Information...........................................................................10
               (b)  Holders......................................................................................10
               (c)  Dividends....................................................................................10
     Item 2.   Legal Proceedings.................................................................................10
     Item 3.   Changes in and Disagreements with Accountants.....................................................10
     Item 4.   Recent Sale of Unregistered Securities............................................................10
     Item 5.   Indemnification of Directors and Officers.........................................................12

PART F/S.........................................................................................................12

Part III

     Items 1 and 2.  Index to and Description of Exhibits........................................................13

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

(A)      BUSINESS DEVELOPMENT

RadioTower.com, Inc. ("RADIOTOWER") was incorporated under the laws of the State of Nevada on May 5, 1998 under the original name "Magnum Ventures Inc." RadioTower changed its name on May 18, 1999 to "RadioTower.com, Inc."

Initially, RadioTower was in the mining business and had acquired the right to purchase certain mineral claims. The board of directors decided to abandon its rights to the mineral claims and not to make any further option payments, resulting in the termination of the option. At that time, the board of directors decided to enter into the radio Internet business.

RadioTower has not been involved in any bankruptcy, receivership or similar proceedings. There has been no material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of RadioTower's business.

(B)      BUSINESS OF RADIOTOWER

RadioTower is an Internet company (www. radiotower.com). RadioTower is a pioneer of Internet audio, being one of the first companies online with a live radio directory and audio portal. The directory is a free television guide-like listing of over 1,000 radio stations worldwide. With the use of existing technology such as Windows and RealPlayer, RadioTower allows listeners to link to and listen to these radio stations.

Principal Products or Services and their Markets

RadioTower is a free online directory of Internet audio sites. The directory provides information and easy access to over 1,600 radio stations from around the world. RadioTower has built a steady user base of 20,000 monthly listeners with no marketing budget and receives 100,000 page views a month due to:
Positive word-of-mouth, high listings on all major search engines, links from 1,000's of other sites to our site, strategic affiliations, favourable reviews (L.A. Times, HotWired, Vancouver Sun etc.) and numerous awards (Yahoo Picks, Windows Magazine Site of the Day etc.).

In a typical Internet session a user will go to RadioTower's site and select the radio station of their preference by name, place and/or genre. The station's audio signal will be broadcast continually as the user surfs other stations or sites, works in the office or home, or until they select another station.

A user must have a multi-media computer and a free downloadable copy of the RealPlayer installed. Audio quality depends on speed of Internet connection and computer and quality of a particular station's host server. A 28k modem and 486 computer will provide acceptable results.

Revenue is derived from the sale of onsite advertising and affiliated ecommerce programs. Current advertisers include Rolling Stone Magazine and Gillette. RadioTower's ecommerce affiliates include: Music Previews, Audio Book Club, Beyond.com (software), IQ (audio software) and Wall Street Journal. Specific RadioTower Web pages will be targeted towards particular audiences. For example, music listeners are offered Music Preview CD's, while business listeners can subscribe to the Wall Street Journal online.

RadioTower is also seeking other entertainment concepts that will compliment RadioTower's genre.

The target for RadioTower's products is the individual listener with a personal computer. Historically, radio stations have targeted precise listeners with unique profiles. By tapping into this marketing source online radio stations plan to acquire a share of the $6 billion radio business. By providing individual listeners with what they want in a radio station's web site, such as information and shopping, radio stations will attract listeners, which in turn will attract advertisers.

Currently, Americans spend approximately 1.5 hours listening to the radio online. In the last six months online radio listeners has increased from 6% to 13%. Online usage has increased largely due to the individuals' interest for research, information and e-commerce. There are approximately 1,600 traditional radio stations that have made their programming over the Internet with another 3,500 or more radio stations not yet online.

Distribution Methods

RadioTower will distribute its products and services over the Internet and will advertise through medium such as newspapers, television and radio.

Status of Publicly Announced New Product or Service

RadioTower' site is constantly under development. RadioTower will work with other Internet development firms to create more powerful software. RadioTower will partner with content providers and other Internet sites to maximize the reach and ability of its offerings. Some features RadioTower plans to offer include:

         o highly targeted rich media ads (audio banners) that increase the value of our partners content.
         o customizable one-click access to an array of preselected audio reports.
         o information about the song and artist which is currently playing, relevant links and one-click album purchase.
         o        Internet audio hosting services

Competition

Even though the Internet radio market is large enough to support several directories, RadioTower still competes with many companies possessing greater financial resources and technical facilities than itself in the Internet radio market as well as for the recruitment and retention of qualified personnel. Many of RadioTower's competitors have a very diverse portfolio and have not confined their market to one industry, product or service, but offer a wide array of multi-layered businesses consisting of may different customers and industry partners.

RadioTower's has differentiated itself from its competitors by offering an international directory that includes all types of radio stations. RadioTower's competitors limit their directories to stations they host, station sites that use their audio technology or sites within a limited geographical area. RadioTower's policy is to link to all audio providers regardless of technology or proprietary interests. Key advantages that RadioTower has over its competitors is an in-depth knowledge of the Internet industry and Internet audio, a fully developed Web site with regular users, and site recognition and strategic alliances with important industry players.

Sources, Raw Materials and Principal Suppliers

RadioTower is developed and maintained in-house and then uploaded to Ottawa, Ontario based Istar Internet (www.istar.ca) for serving. Station data is researched on the Internet, then added to the database on a monthly basis. Each station is notified of its inclusion and asked if any changes are required. Many stations also contact us requesting a listing or complimenting us on our service.

Dependence on One or a Few Major Customers

Any Internet user will be a potential customer of RadioTower. RadioTower does not have any major customers that it depends on.

Patents/Trade Marks/Licences/Franchises/Concessions/Royalty Agreements or Labour Contracts

RadioTower currently does not own any patents or trade marks and is not a party to any licence or franchise agreements, concessions, royalty agreements or labour contracts.

The Internet site is copyrighted upon uploading. radiotower.com is a registered domain name of RadioTower. RadioTower will seek trademark protection for RadioTower as it refers to an internet service and further trademark protection for the slogans "The Internet Radio Receiver", which RadioTower has used online since June of 1996, and for "Transmitting YOUR message to the world!".
which RadioTower has used since June of 1997.

Requirement for Government Approval of Principal Products or Services

Currently, there is no requirement for RadioTower to obtain any governmental approval on any of its products or services.

Effect of Existing or Probable Governmental Regulations on RadioTower's Business

RadioTower is a portal, distribution of radio. There are no existing or probable government regulations on RadioTower's business. However, there are unforeseen uncertainties in the future of the Internet radio and audio. As a result of a lack of regulation, the music industry has a problem with pirating (copying) of music with the MP3 comparison technologies available over the Internet. The audio of digital music may destroy online music distribution through e-commerce stores and change the music industry altogether.

Expenditures on Research and Development During the Last Two Fiscal Years

$34,000 has have been spent on research and development activities since the date of RadioTower's incorporation. None of these costs were borne directly by the customers of RadioTower.

Number of Total Employees and Number of Full Time Employees

RadioTower has two employees, both of which are fulltime employees. RadioTower is in the process of hiring programmers and designers on a consultant basis and will continue to do so as the need arises.

ITEM 2.  PLAN OF OPERATION.

RadioTower did not have any revenues generated from its business operations during its last two fiscal years. RadioTower is in the early stages of operation and just beginning to generate business revenues.

RadioTower's twelve-month plan of operation is to (i) improve the quality and quantity of content on its website in order to provide the best online directory connecting listeners to stations worldwide, (ii) increase site traffic, and
(iii) develop more revenue-generating programs. RadioTower will improve its site by developing a more dynamic interface and making the site easier to navigate and more graphically exciting. RadioTower will utilize new technologies and software such as Flash with Vector graphics to improve the quality of the website. RadioTower's strategy is to enhance the product design while increasing brand awareness and loyalty among its listeners.

RadioTower will continue to add as many stations as possible to its directory and will also continue to add more contextual and specific information to the site. As technology improves, RadioTower plans to provide more customized features and a much more interactive interface. The website will have a user-friendly design and a quick download time and have cross-reference capabilities. The site will provide users with more information on their searches such as better station descriptions, and will highlight special events, concerts and regularly scheduled features. RadioTower will also provide a multiple of dynamic ways for our visitors to interact in the site.

RadioTower will attempt to generate more revenue by (i) venturing into new markets, (ii) acquiring exclusive rights to radio personalities and content, and
(iii) expanding its e-commerce store.

In order to increase site traffic, RadioTower will launch an extensive sales and marketing campaign to promote its website. The campaign will include banner and audio advertising on the Internet, print ads in relevant print media and spot ads on radio stations. RadioTower will participate in trade shows that have an Internet, technology and/or radio focus.

RadioTower cannot satisfy its cash requirements for the next 12 months without having to raise additional funds. RadioTower will raise any required additional funds by way of equity and/or debt financing.

RadioTower will not be purchasing any plant or significant equipment. RadioTower will continue with its research or development by conducting continuous perceptual studies to monitor what listeners want from its website and by continuing to explore various e-commerce models to ensure its store and website continue to meet the listeners' needs.

RadioTower will continue to hire employees as the need arises and finances allow. Positions will include web programmers, graphic artists, web masters, multimedia designers, web writers, marketing representatives, sales representatives and administrators.

ITEM 3.  DESCRIPTION OF PROPERTY.

RadioTower's sole assets are its copyrighted site and its registered domain name "radiotower.com".

As discussed in Item 1(a), RadioTower has abandoned all of its interests in mineral claims and no longer has any right, title or interest in any mineral claim.

RadioTower operates from its principal executive offices at 322 - 425 Carrall Street, Vancouver, British Columbia, Canada. RadioTower has leased this premise for one year renewable on a month to month basis. In the opinion of the management of RadioTower, this office space will meet the needs of RadioTower for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)      Security Ownership of Certain Beneficial Owners (more than 5%)

        ----------------------- ------------------------------- ----------------------------- ---------------
        (1)                     (2)                             (3)                           (4)
        TITLE OF CLASS          NAME AND ADDRESS OF             AMOUNT AND NATURE OF          PERCENT
                                BENEFICIAL OWNER                BENEFICIAL OWNER  [1]         OF CLASS
        ----------------------- ------------------------------- ----------------------------- ---------------
        Common Stock            Paul Valkama                           3,250,000 [2]               21%
                                #18 - 4106 Albert Street
                                Burnaby, B.C.
        ----------------------- ------------------------------- ----------------------------- ---------------
        Common Stock            Henry Valkama                          3,250,000 [2]               21%
                                108 - 7361 Halifax Street
                                Burnaby, B.C.
        ----------------------- ------------------------------- ----------------------------- ---------------
        Common Stock            CEDE & CO                                3,769,000                24.3%
                                Box 20 Bowling Green Station
                                New York, New York
        ----------------------- ------------------------------- ----------------------------- ---------------

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

[2] These shares are registered in the name of "Paul Valkama and Henry Valkama, as joint tenants" and are owned equally by both parties.

(B)      SECURITY OWNERSHIP OF MANAGEMENT

        ----------------------- ------------------------------- ----------------------------- --------------
                 (1)                         (2)                            (3)                    (4)
            TITLE OF CLASS           NAME AND ADDRESS OF            AMOUNT AND NATURE OF         PERCENT
                                       BENEFICIAL OWNER             BENEFICIAL OWNER [1]        OF CLASS
        ----------------------- ------------------------------- ----------------------------- --------------
        Common Stock            Alan Brown                                500,000                 3.2%
                                2838 Neyland Road
                                Nanaimo, B.C.
        ----------------------- ------------------------------- ----------------------------- --------------
        Common Stock            Paul Valkama                           6,500,000 [2]               42%
                                #18 - 4106 Albert Street
                                Burnaby, B.C.
        ----------------------- ------------------------------- ----------------------------- --------------
        Common Stock            Jeff Cocks                              515,000 [3]               3.3%
                                2142 Ottawa Avenue
                                West Vancouver, B.C.
        ----------------------- ------------------------------- ----------------------------- --------------
        Common Stock            Directors and Executive                  7,515,000                48.5%
                                Officers (as a group)
        ----------------------- ------------------------------- ----------------------------- --------------

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.
[2] These shares are registered in the name of "Paul Valkama and Henry Valkama, as joint tenants" and are owned equally by both parties.
[3] 15,000 of these shares are registered in the name of West Isle Ventures Ltd., of which Jeff Cocks is the sole shareholder.

(C)      CHANGES IN CONTROL

RadioTower is not aware of any arrangement that may result in a change in control of RadioTower.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(A)      IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

Mr. Alan Brown and Mr. Paul Valkama have been directors of RadioTower since April 23, 1999. Mr. Jeff Cocks has been a director of RadioTower since September 15, 1999. Each director holds office until (i) the next annual meeting of the stockholders, (ii)his successor has been elected and qualified, or (iii) the director resigns.

Mr. Brown has also been the president, secretary and treasurer of RadioTower since August 9, 1999.

With the exception of Mr. Cocks, none of the other directors of RadioTower hold any other directorships in any other reporting company. Mr. Cocks is a director of Maracote International Resources Inc., Dromin Exploration Ltd. and Fresco Developments Ltd.

Alan Brown o Mr. Brown (32 years old) is a fifth level Certified General Accountant and belongs to the Certified General Accountant's Association of Canada. Mr. Brown is knowledgeable in all aspects of corporate finance. Mr. Brown attended Malaspina University College. In the past five years, Mr. Brown has worked for Hazelwood Group as a controller (May-95 to April-99) and for Purtzki Carle Thiesson, Chartered Accountants as a public accountant (November-93 to April-95).

Paul Valkama o Mr. Valkama (35) has been envisioning interactive solutions for over 12 years while working with a variety of clients. Mr. Valkama has created a variety of web sites and has a broad range understanding of all aspects of the Internet, including design, graphics, scripting, serving, testing and marketing. Mr. Valkama has been the President of SoftAd Communications Inc., a web site design firm in Vancouver, British Columbia, since 1996. His educational background includes a BA in Communications from Simon Fraser University and a Diploma in Information Technology from Capilano College, both located in British Columbia.

Jeff Cocks o Mr. Cocks (37) has an extensive financial and administrative background. He presently serves as a private financial consultant for a number of publicly traded companies and serves as a director for several listed companies. Mr. Cocks completed the Canadian Securities Course in 1985. In the last five years, Mr. Cocks has worked for Madison Enterprises as a financial consultant.

(B)      IDENTIFY SIGNIFICANT EMPLOYEES

RadioTower has three significant employees, Alan Brown, Paul Valkama and Henry Valkama.

(C)      FAMILY RELATIONSHIPS

With the exception of Paul Valkama and Henry Valkama, who are brothers, there are no family relationships among the directors, executive officers or persons nominated or chosen by RadioTower to become directors or executive officers.

(D)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         (1) No bankruptcy petition has been filed by or against any business of which any director was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

         (2) No director has been convicted in a criminal proceeding and is not subject to a pending criminal proceeding (excluding traffic violations and other minor offences).

         (3) No director has been subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

         (4) No director has been found by a court of competent jurisdiction (in a civil action), the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, that has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION.

RadioTower has paid an aggregate CDN$18,000 to its named executive officers during its last fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                  Long-term compensation
                                                                  --------------------------------------------------
                                        Annual compensation         Awards             Payouts
                                        -------------------         ------             -------
                                                         Other                 Securities
                                                         annual   Restricted    underlying               All other
                                                         compen     stock       options/        LTIP      compen
   Name and principal               Salary    Bonus     -sation     awards         SARs        Payouts    -sation
        position            Year     ($)       ($)        ($)         ($)           (#)          ($)        ($)
           (a)              (b)      (c)       (d)        (e)         (f)           (g)          (h)        (i)
-------------------------- ------- --------- --------- ---------- ------------ -------------- ---------- -----------
Anthony England, CEO        1998     none      none      none        none          none         none        none
May 1998-Aug 1999           1999     none      none      none        none          none         none        none
-------------------------- ------- --------- --------- ---------- ------------ -------------- ---------- -----------
Alan Brown, CEO             1999     none      none      none        none          none         none        none
Aug 1999-Oct 1999
-------------------------- ------- --------- --------- ---------- ------------ -------------- ---------- -----------
Paul Valkama, Director      1999    18,000     none      none        none          none         none        none
Apr 1999 - Oct 1999
-------------------------- ------- --------- --------- ---------- ------------ -------------- ---------- -----------

Since RadioTower's incorporation, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, there are no arrangements between RadioTower and any of its directors whereby such directors are compensated for any services provided as directors.
                                       8

In April of 1999, RadioTower agreed with each of Paul Valkama and Henry Valkama to retain them as employees and to pay each of them CDN$3,000 per month. There is no term to these agreements as they were oral agreements and can be terminated at any time.

Except for the oral agreements with each of Paul Valkama and Henry Valkama, there are no employment agreements between RadioTower and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of RadioTower or from a change in a named executive officer's responsibilities following a change in control.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(A)      RELATIONSHIPS WITH INSIDERS

The only material transaction undertaken by RadioTower since its incorporation is its acquisition of all the assets and goodwill of Radiotower.com and RadioTower Interactive from Paul Valkama and Henry Valkama pursuant to a Purchase Agreement among RadioTower, Paul Valkama and Henry Valkama dated March 12, 1999. As full consideration for the business, RadioTower issued an aggregate 6,500,000 shares of common stock at $0.001 per share to Paul Valkama (3,250,000 shares) and to Henry Valkama (3,250,000 shares). See Exhibit 6.1.

No member of management, executive officer or security holder had any direct or indirect interest in this transaction.

(B)      TRANSACTIONS WITH PROMOTERS

RadioTower has no promoter at this time.

ITEM 8.  DESCRIPTION OF SECURITIES.

(A)      COMMON OR PREFERRED STOCK

The authorized common stock of RadioTower is 50,000,000 shares of common stock with a par value of $0.001 per share, of which 15,500,000 shares are issued and outstanding as of the date of this filing, and 1,000,000 shares of preferred stock with a par value of $0.01 per share, of which no shares have been issued. All of the issued and outstanding shares of common stock are fully paid and non-assessable.

All shares of both common stock and preferred stock have equal voting rights and, when validly issued, are entitled to one vote per share in all matters to be vote upon by the stockholders. The shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any stockholder meeting at which a quorum is present, will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. Holders of shares of common stock are entitled to share rateable in distributions, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available for distribution.

There is no provision in RadioTower's constating documents that would delay, defer or prevent a change in control of RadioTower.

(B)      DEBT SECURITIES

RadioTower is not offering any debt securities.

(C)      OTHER SECURITIES TO BE REGISTERED

RadioTower is not registering any other securities of its capital at this time other than its common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON RADIOTOWER'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A)      MARKET INFORMATION

RadioTower's common stock is quoted on the pink sheets under the symbol "RTOW".

------------------------------- --------------------- --------------------- ----------------------------
        QUARTER PERIOD                HIGH BID              LOW BID                   SOURCE
------------------------------- --------------------- --------------------- ----------------------------
    July - September 1998              $0.01                 $0.01                  Quicken.com
------------------------------- --------------------- --------------------- ----------------------------
   October - December 1998             $0.01                 $0.01                  Quicken.com
------------------------------- --------------------- --------------------- ----------------------------
     January - March 1999              $0.01                 $0.01                  Quicken.com
------------------------------- --------------------- --------------------- ----------------------------
      April - June 1999                $4.38                 $0.02                  Quicken.com
------------------------------- --------------------- --------------------- ----------------------------
    July - September 1999              $1.75                 $0.375                 Quicken.com
------------------------------- --------------------- --------------------- ----------------------------

Quotations for RadioTower's common shares reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

(B)      HOLDERS

RadioTower has approximately 23 holders of record of common stock as of the date of this filing.

(C)      DIVIDENDS

No dividends have been declared on RadioTower's common stock.

Except for the lack of funds, there are no restrictions that limit the ability of RadioTower to pay dividends on RadioTower's common stock.

ITEM 2.  LEGAL PROCEEDINGS.

RadioTower is not a party to any pending legal proceedings, and to the best of RadioTower's knowledge, none of RadioTower's assets are the subject of any pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

RadioTower's principal independent accountant, Stark Tinter & Associates, LLC, has not changed since the date of incorporation and there have been no disagreements with RadioTower's principal independent accountant.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES.

On May 5, 1998, the Board of Directors authorized the issuance of an aggregate 3,500,000 shares of common stock at $0.01 for a total offering price of $35,000. The offering was fully subscribed and RadioTower received $35,000 in cash. RadioTower relied upon Section 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D. This offering was not accompanied by any general advertisement or any general solicitation. The subscribers were provided with and acknowledged receipt of RadioTower's private placement offering memorandum. RadioTower also received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers had bought the shares for their own investment accounts.

The following is a list of the subscribers that subscribed for shares in the May 5, 1998 private placement.
                                       10

                                              NAME OF SUBSCRIBERS
    Heather Alexander                  Annandale Investment Corporation             B-Mac Trading Inc.
    Leah Balderson                     Shane Barber                                 William Bowker
    Barry Clemiss                      Candiss Cox                                  Michael dePfyffer
    Dresden Investments S.A.           Chris England                                Tim England
    Christine Ferguson                 Randy Fraser                                 Thomas Gardner
    Rob Griffis                        Danielle Halls                               Shane Ivancoe
    Debbie Jackson                     Scd Jackson                                  Maxine Knight
    Timothy S. Kravjanski              Marcella Lamdureux                           Fred McDonald
    Julie Pearson                      Philip Rooyakkers                            Leslie Rutledge
    Kerry Semple                       Andrew Smart                                 Richard Strachan
    Gerry Vipond                       Douglass Wallace                             Daniel J. Walsh
    Jason Walsh                        Damerka Ward

On March 5, 1999, the Board of Directors authorized the issuance of 6,500,000 shares of common stock at $0.001 per share as consideration to be paid to Paul Valkama and Henry Valkama for the purchase of the RadioTower Interactive business. RadioTower relied upon Section 4(2) of the Securities Act of 1933, as amended. See Exhibit 6.1.

On March 12, 1999, the Board of Directors authorized the issuance of an aggregate 2,500,000 shares of common stock at $0.01 for a total offering price of $25,000. The offering was fully subscribed and RadioTower received $25,000 in cash. RadioTower relied upon Section 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D. This offering was not accompanied by any general advertisement or any general solicitation. The subscribers were provided with and acknowledged receipt of RadioTower's private placement offering memorandum. RadioTower also received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers had bought the shares for their own investment accounts.

The following is a list of the subscribers that subscribed for shares in the March 12, 1999 private placement.

                                              NAME OF SUBSCRIBERS
    Dorothy McNabb                           Lisa McNabb                            Tracy Rehmke
    Coleen Panchinski                        Larry McNabb                           Kandice Keith
    Jason Walsh                              Valerie Greer                          Pacific Rim Capital

On September 29, 1999, the Board of Directors authorized the issuance of an aggregate 3,000,000 shares of common stock at $0.01 for a total offering price of $30,000. The offering was fully subscribed and RadioTower received $30,000 in cash. RadioTower relied upon Section 4(2) of the Securities Act of 1933, as amended, and Regulation S. This offering was not accompanied by any general advertisement or any general solicitation. RadioTower received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers had bought the shares for their own investment accounts.

The following is a list of the subscribers that subscribed for shares in the September 29, 1999 private placement.

                                               NAME OF SUBSCRIBERS
       Alan Brown              Scott Macleod           Emmanuel Hajck          Escape Enterprises Ltd.
       Jeff Cocks              Suzanne Kemp            Tech Equities Ltd.      Skyline Properties Ltd.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Articles V and VI of the Articles of Incorporation and Article VI of the By-Laws of RadioTower set forth certain indemnification rights. The By-Laws of RadioTower provide that RadioTower will indemnify its directors and officers from any action, suit or proceeding, whether civil, criminal, administrative, or investigative to the fullest extent that indemnification is legally permissible under the laws of Nevada. The By-laws further provide that any expenses of the directors and officers incurred in defending an action, suit, or proceeding must be paid by RadioTower as these expenses are incurred and in advance of the final disposition of the action, suit, or proceeding.

RadioTower may also purchase and maintain insurance or make other financial arrangements for the benefit of any director or officer who is or was a director or officer of RadioTower and such insurance may cover claims for which RadioTower could not indemnify such director or officer. Currently, RadioTower has not purchased any such insurance or made any such financial arrangements.

The Articles of RadioTower provide that no director or officer is personally liable to RadioTower or its stockholders for damages for breach of fiduciary duty as a director or officer.

The Nevada Private Corporations Act provides that RadioTower may indemnify its directors and officers if the directors and officers acted in good faith and in a manner the directors and officers believed to be in the best interest of RadioTower and had no reasonable cause to believe the conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to officers, directors or persons controlling RadioTower pursuant to the foregoing, such indemnification may be against public policy as expressed in the Securities Act of 1933, as amended, and would therefore be unenforceable.

Except as referred to above, no controlling person, director or officer of RadioTower is insured or indemnified by any statute, charter provisions, by-laws, contract or other arrangement.

                                    PART F/S

The audited financial statements of RadioTower and related notes which are included in this registration statement have been examined by Stark Tinter & Associates, LLC, and have been included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                              Magnum Ventures Inc.
                          (A Development Stage Company)
                          As of December 31, 1998, and
                     for the Period May 5, 1998 (inception)
                              to December 31, 1998

                              Magnum Ventures Inc.
                          (A Development Stage Company)
                                Table of Contents

                                                                                     Page
                                                                                     ----
         Report of Independent Auditors                                               F-2

         Balance Sheet                                                                F-3

         Statement of Operations                                                      F-4

         Statement of Changes in Stockholders' Equity                                 F-5

         Statement of Cash Flows                                                      F-6

         Notes to Financial Statements                                              F-7-8

                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Magnum Ventures Inc.
West Vancouver, B.C. Canada


We have audited the accompanying balance sheet of Magnum Ventures Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from May 5, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magnum Ventures Inc. (a development stage company) as of December 31, 1998, and the results of its operations, and its cash flows for the period from May 5, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.



/s/Stark Tinter & Associates, LLC

Stark Tinter & Associates, LLC
Englewood, Colorado
August 5, 1999

                              Magnum Ventures Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 1998


                         ASSETS

                                         Current assets:
                                                    Cash           $5,789

                                           Other assets:
                            Organizational costs, net of
                        accumulated amortization of $109              703
                                                         -----------------

                                                                   $6,492
                                                         =================


          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                            $4,439
                                                         -----------------

                           Commitments and contingencies

                                   Stockholders' equity:
                       Preferred stock, $0.01 par value,
           1,000,000 shares authorized, none outstanding                -
                         Common stock, $0.001 par value,
                           50,000,000 shares authorized,
                                 3,500,000 shares issued            3,500
                              Additional paid in capital           29,618
                          Deficit accumulated during the
                                       development stage         (31,065)
                                                         -----------------

                                                                    2,053
                                                         -----------------

                                                                   $6,492
                                                         =================

                              Magnum Ventures Inc.
                          (A Development Stage Company)
                             Statement of Operations
                May 5, 1998 (inception) through December 31, 1998




                                                              Revenue                $-

                                                  Costs and expenses:
                                           General and administrative            25,956
                                                         Amortization               109
                               Loss on investment in mineral property             5,000
                                                                      ------------------

                                                             Net loss         $(31,065)
                                                                      ==================



                                               Per share information:

                                              Weighted average number
                                 of common shares outstanding - basic         2,362,500
                                                                      ==================

                                    Net loss per common share - basic      $(0.01)
                                                                      ==================

                              Magnum Ventures Inc.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
                  May 5, 1998 (inception) through December 31,
                                      1998




                                                                                            Deficit
                                                                                          Accumulated
                                 Common Stock                      Additional              During the
                                 ----------------------------
                                    Shares        Amount         Paid in Capital       Development Stage        Total
                                 ------------------------------------------------------------------------------------------
           Issuance of stock for
         cash at $0.01 per share
 (net of issuance costs)(Note 2)     2,000,000        $2,000                 $16,118                               $18,118

           Issuance of stock for
           repayment of advances
     at $0.01 per share (Note 4)     1,500,000         1,500                  13,500                                15,000

         Net loss for the period                                                                   (31,065)       (31,065)
                                 ------------------------------------------------------------------------------------------

                                     3,500,000        $3,500                 $29,618              $(31,065)         $2,053
                                 ==========================================================================================

                              Magnum Ventures Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows
                May 5, 1998 (inception) through December 31, 1998

                       Cash flows from operating activities:
                                                    Net loss            $(31,065)
                         Adjustments to reconcile netloss to
                      net cash used in operating activities:
                                                Amortization                  109
                                Increase in accounts payable                4,439
                                          Loss on investment                5,000
                                                             ---------------------
                       Net cash used in operating activities             (21,517)
                                                             ---------------------
                       Cash flows from investing activities:
                                          Organization costs                (812)
                                Investment in mineral claims              (5,000)
                                                             ---------------------
                       Net cash used in investing activities              (5,812)
                                                             ---------------------
                       Cash flows from financing activities:
                           Proceeds from stock sales, net of
                                              issuance costs               18,118
                            Proceeds from stock issuance for
                                       repayment of advances               15,000
                                                             ---------------------
                   Net cash provided by financing activities               33,118
                                                             ---------------------
                                        Net increase in cash                5,789
                                              Beginning cash                    -
                                                             =====================
                                                 Ending cash               $5,789
                                                             =====================

  Magnum ventures
 Weighted Average
share calculation

December 31, 1998             No. Shares         No. of days         Weighted
                                 Sold            outstanding          Average
                           -------------------------------------------------------
              May     1998                 0                    0               0
             June     1998                 0                    0               0
             July     1998         3,500,000                  162       2,362,500    (162/240
                                                                                        DAYS)
              Aug     1998                 0
             Sept     1998                 0
              Oct     1998                 0
              Nov     1998                 0
              Dec     1998                 0
                           ------------------                     ----------------
                                   3,500,000                            2,362,500
                           ------------------                     ----------------

         Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

         The Company was incorporated on May 5, 1998, in the State of Nevada. The Company is in the development stage and originally pursued business in the mining industry. Subsequent to December 31, 1998, the Company purchased an internet broadcasting company (see Note 5).

         Organizational costs

         Organizational costs include costs for professional fees and are amortized using the straight-line method over five years.

         Net loss per share

         The net loss per share - basic is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.

         Estimates

         The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         Note 2.  STOCKHOLDERS' EQUITY

         During the period, 2,000,000 shares of common stock $0.001 par value were issued to various investors for cash of $20,000 in a private placement pursuant to Regulation D, Rule 504. Issuance costs were $1,882.

         Also, during the period, 1,500,000 shares of common stock $0.001 par value were issued in exchange for repayment of advances (See Note 4).

         Note 3.  LOSS ON INVESTMENT IN MINERAL PROPERTY

         The Company entered into an Option to Purchase agreement on June 4, 1998, to acquire the rights to mineral property claims located in the Liard Mining Division, British Columbia. The agreement was made with Hunter Exploration Group (Hunter). The terms of the agreement required the Company to make an initial cash payment to Hunter in the amount of US$5,000, which it made during the period. Further required payments were not made and subsequent to December 31, 1998, the agreement was void (See Note 4). Therefore, the initial cash investment has been charged to expense as a loss on investment.

         Note 4.  RELATED PARTY TRANSACTIONS

         During the period from May 5, 1998 (inception) to December 31, 1998, business associates of the sole officer and director of the Company ("sole officer"), advanced to the Company $15,000. The funds, in $5,000 increments, were used to pay for management fees, a legal retainer and to reduce the other payable to Hunter. The sole officer's associates were repaid through the issuance of 1,500,000 shares.

         Note 5. SUBSEQUENT EVENTS

         On March 5, 1999, the Company entered into an agreement to purchase an internet broadcasting business which provides free online directories of live radio stations. In exchange, the Company issued 6,500,000 shares of restricted common stock. This transaction will be accounted for under the purchase method of accounting. The Company will carry on business under the name Radiotower.com. As a result of this transaction, the Company accepted the resignation of the sole officer of the Company and appointed a new director.

         During March 1999, the Company completed an offering of 2,500,000 shares of common stock for $0.01 per share, pursuant to the exemption from registration contained in Rule 504 of Regulation D.

         Also during March 1999, the Company entered into a $2,500 promissory note with its management company. The note is non-interest bearing and matures March 2000.

         Note 6.  INCOME TAXES

         The Company has a Federal net operating loss carryforward of approximately $26,000, which will expire in the year 2018, and a net capital loss carryforward of $5,000 which is not deductible for tax purposes and will expire in the year 2003. The tax benefit of these net operating and capital losses of approximately $6,200 has been offset by a full allowance for realization. This carryforward may be limited upon the consummation of a business combination under IRC Section 381.

                               RadioTower.com Inc.
                            fka Magnum Ventures Inc.
                          (A Development Stage Company)
                            As of June 30, 1999, and
                     for the Period May 5, 1998 (inception)
                                to June 30, 1999
                                   (Unaudited)

                               RadioTower.com Inc.
                            fka Magnum Ventures Inc.
                          (A Development Stage Company)
                                Table of Contents

                                                                 Page
                                                                 ----
         Balance Sheet                                             F-11

         Statements of Operations                                  F-12

         Statement of Changes in Stockholders' Equity              F-13

         Statements of Cash Flows                                  F-14

         Notes to Financial Statements                          F-15-17

                               RadioTower.com Inc.
                            fka Magnum Ventures Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                  June 30, 1999
                                   (Unaudited)


                         ASSETS

                                         Current assets:
                                                    Cash           $5,055

                                           Other assets:
                                                Goodwill            6,500
                                                         -----------------

                                                                  $11,555
                                                         =================


          LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities:
  Loans payable - stockholders                                    $13,000

                           Commitments and contingencies

                                   Stockholders' equity:
                       Preferred stock, $0.01 par value,
           1,000,000 shares authorized, none outstanding                -
                         Common stock, $0.001 par value,
                           50,000,000 shares authorized,
                12,500,000 shares issued and outstanding           12,500
                              Additional paid in capital           52,118
                          Deficit accumulated during the
                                       development stage         (65,869)
                       Cumulative translation adjustment            (194)
                                                         -----------------
                                                                  (1,445)
                                                         -----------------

                                                                  $11,555
                                                         =================

                               RadioTower.com Inc.
                            fka Magnum Ventures Inc.
                          (A Development Stage Company)
                            Statements of Operations
                                   (Unaudited)

                                                                                            For the Period
                                                                         For the Six         May 5, 1998
                                                                        Months Ended        (inception) to
                                                                        June 30, 1999       June 30, 1999
                                                                      ------------------   -----------------
                                                              Revenue                $-                  $-

                                                  Costs and expenses:
                                           General and administrative            34,100              60,056
                                                         Amortization               704                 813
                               Loss on investment in mineral property                 -               5,000
                                                                      ------------------   -----------------
                                                             Net loss          $(34,804)           $(65,869)
                                                                      ==================   =================

                                               Per share information:
                                              Weighted average number
                                 of common shares outstanding - basic         6,353,591           3,289,041
                                                                      ==================   =================
                                    Net loss per common share - basic            $(0.01)             $(0.02)
                                                                      ==================   =================

                               RadioTower.com Inc.
                            fka Magnum Ventures Inc.
                          (A Development Stage Company)
                      Statement of Changes in Stockholders'
                                     Equity
                     For the Period May 5, 1998 (inception)
                              through June 30, 1999
                                   (Unaudited)



                                                                                            Deficit
                                                                                           Accumulated    Cumulative
                                    Common Stock                       Additional         During the      Translation
                                  ---------------------------------
                                       Shares           Amount       Paid in Capital  Development Stage    Adjustment     Total
                                  -------------------------------------------------------------------------------------------------
            Issuance of stock for
          cash at $0.01 per share
          (net of issuance costs)      2,000,000         $2,000        $16,118                $-               $-         $18,118

            Issuance of stock for
            repayment of advances
               at $0.01 per share      1,500,000          1,500         13,500                 -                -          15,000

           Net loss for the
           period from inception
             to December 31, 1998              -              -              -          (31,065)                -        (31,065)
                                  ------------------------------------------------------------------------------------------------
                                       3,500,000          3,500         29,618          (31,065)                -           2,053
            Issuance of stock for
             purchase of goodwill      6,500,000          6,500              -                 -                -           6,500

            Issuance of stock for
         cash at $0.01  per share      2,500,000          2,500         22,500                 -                -          25,000

     Foreign currency translation
                       adjustment              -              -              -                 -            (194)           (194)

         Net loss for the
                 six months ended
                    June 30, 1999              -              -              -          (34,804)                -        (34,804)
                                  ------------------------------------------------------------------------------------------------

                                      12,500,000        $12,500        $52,118         $(65,869)           $(194)        $(1,445)
                                  ================================================================================================

                               RadioTower.com Inc.
                            fka Magnum Ventures Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)

                                                                                 For the Period
                                                              For the Six          May 5, 1998
                                                             Months Ended        (inception) to
                     Cash flows from operating activities:   June 30, 1999        June 30, 1999
                                                           ------------------   ------------------
                                                  Net loss         $(34,804)            $(65,869)
                  Adjustments  to  reconcile  net  loss
                                  to  net  cash  used  in
                        operating activities:
                                              Amortization               704                  813
                              Decrease in accounts payable           (4,440)                    -
                  Increase in loans payable - shareholders            13,000               13,000
                                                           ------------------   ------------------
                     Net cash used in operating activities          (25,540)             (52,056)
                                                           ------------------   ------------------
                     Cash flows from investing activities:
                                        Organization costs                 -                (813)
                                                           ------------------   ------------------
                     Net cash used in investing activities                 -                (813)
                                                           ------------------   ------------------
                     Cash flows from financing activities:
                     Proceeds from stock issuances, net of
                                            issuance costs            25,000               43,118
                          Proceeds from stock issuance for
                                     repayment of advances                 -               15,000
                         Cumulative translation adjustment             (194)                (194)
                                                           ------------------   ------------------
                 Net cash provided by financing activities            24,806               57,924
                                                           ------------------   ------------------
                           Net (decrease) increase in cash             (734)                5,055

                                            Beginning cash             5,789                    -
                                                           ------------------   ------------------
                                               Ending cash            $5,055               $5,055
                                                           ==================   ==================
                                      Non-cash activities:
                Issuance of stock for purchase of goodwill            $6,500               $6,500
                                                           ==================   ==================

     RadioTower.com Inc.
  Weighted Average share
             calculation
                5/5/98 -
                 6/30/99                 No. Shares       No. of days       Weighted
                                            Sold          outstanding        Average
                                      ---------------------------------------------------
                    July         1998         3,500,000              343       3,289,041 (343/365 DAYS)
                     Aug         1998                 0                                0
                    Sept         1998                 0                                0
                     Oct         1998                 0                                0
                     Nov         1998                 0                                0
                     Dec         1998                 0                                0
                     Jan         1999                 0                                0
                     Feb         1999                 0                                0
                     Mar         1999         2,500,000              100         684,932
                     Apr         1999                 0                                0
                     May         1999         6,500,000               41         730,137
                    June         1999                 0                                0
                                      ------------------                 ----------------
                                             12,500,000                        3,289,041
                                      ------------------                 ----------------


     RadioTower.com Inc.
  Weighted Average share
             calculation
                1/1/99 -
                 6/30/99            No. Shares       No. of days         Weighted
                                       Sold          outstanding         Average
                                  ----------------------------------------------------
                     Jan     1999       3,500,000                181        3,500,000
                     Feb     1999               0                                   0
                     Mar     1999       2,500,000                100        1,381,215
                     Apr     1999               0                                   0
                     May     1999       6,500,000                 41        1,472,376
                    June     1999               0                                   0
                                  ----------------                   -----------------
                                       12,500,000                           6,353,591
                                  ----------------                   -----------------

                          Note 1. BASIS OF PRESENTATION

         The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

         These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's audited financial statements for the period May 5, 1998 to December 31, 1998.

         Results of operations for the interim period are not indicative of annual results.

         Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

         The Company was incorporated on May 5, 1998, in the State of Nevada. The Company is in the development stage and originally pursued business in the mining industry. During the period, the Company purchased an internet broadcasting company (see Note 6).

         Goodwill

         Goodwill represents the excess of the cost of a company acquired over the fair value of its net assets at the date of acquisition and is being amortized using the straight-line method over five years.

         Net loss per share

         The net loss per share - basic is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.

         Estimates

         The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         Note 3.  STOCKHOLDERS' EQUITY

         During the period, 2,000,000 shares of common stock $0.001 par value were issued to various investors for cash of $20,000 in a private placement pursuant to Regulation D, Rule 504. Issuance costs were $1,882.

         Also, during the period, 1,500,000 shares of common stock $0.001 par value were issued in exchange for repayment of advances.

         In addition, 6,500,000 shares of common stock $0.001 par value were issued in consideration for the goodwill of RadioTower.com (See Note
         6).

         An additional 2,500,000 shares of common stock $0.001 par value were issued to various investors for cash of $25,000 in a private placement pursuant to Regulation D, Rule 504.

         Note 4.  LOSS ON INVESTMENT IN MINERAL PROPERTY

         The Company entered into an Option to Purchase agreement on June 4, 1998, to acquire the rights to mineral property claims located in the Liard Mining Division, British Columbia. The agreement was made with Hunter Exploration Group (Hunter). The terms of the agreement required the Company to make an initial cash payment to Hunter in the amount of US$5,000, which it made during the period. Further required payments were not made and during the period, the agreement was void. Therefore, the initial cash investment was charged to expense as a loss on investment.

         Note 5.  RELATED PARTY TRANSACTIONS

         During the period from May 5, 1998 (inception) to June 30, 1999, shareholders of the Company loaned to the Company $13,000 in exchange for two promissory notes. The notes bear no interest and are due at various dates through May 2000. As of June 30, 1999, the Company owed the shareholders $13,000.

         Note 6. PURCHASE AGREEMENT

         On March 5, 1999, the Company entered into an agreement to purchase an internet broadcasting business which provides free online directories of live radio stations. In exchange, the Company issued 6,500,000 shares of restricted common stock. This transaction will be accounted for under the purchase method of accounting. The Company will carry on business under the name Radiotower.com. As a result of this transaction, the Company accepted the resignation of the sole officer of the Company and appointed a new director.

         Also during March 1999, the Company entered into a $2,500 promissory note with its management company. The note is non-interest bearing and matures March 2000. Note 7. INCOME TAXES

         The Company has a Federal net operating loss carryforward of approximately $65,000, which will expire through the year 2019, and a net capital loss carryforward of $5,000 which is not deductible for tax purposes and will expire in the year 2003. The tax benefit of these net operating and capital losses of approximately $14,000 has been offset by a full allowance for realization. This carryforward may be limited upon the consummation of a business combination under IRC Section 381.

                                          PART III

ITEMS 1 AND 2.             INDEX TO AND DESCRIPTION OF EXHIBITS.

EXHIBIT                                               DESCRIPTION

Exhibit A             1.  Audited Financial Statements as of December 31, 1998 for the period      Included
                      May 5, 1998 (inception) to December 31, 1998

                      2. Interim financial statements as of June 30, 1999 for the period May 5, Included 1998 (inception) to June 30,
                      1999.

Exhibit 2.1           Corporate Charter                                                            Included
Exhibit 2.2           Articles of Incorporation                                                    Included
Exhibit 2.3           Certificate of Amendment of Articles of Incorporation                        Included
Exhibit 2.4           By-Laws                                                                      Included
Exhibit 3             Instruments defining the rights of security holders                          None
Exhibit 5             Voting Trust Agreement                                                       None
Exhibit 6.1           Material Contracts - Purchase Agreement                                      Included
Exhibit 7             Material Foreign Patents                                                     None
Exhibit 12            Additional Exhibits                                                          None

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934,as amended, RadioTower has duly caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.


                                 RADIOTOWER.COM, INC.



Dated October 22, 1999           BY:  /S/ ALAN BROWN
                                      ------------------------------------------
                                            ALAN BROWN - PRESIDENT

                                       14